SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 23, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 23, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa,
President and Representative Director
(Code Number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Notice of Cancellation of Issuance of 28th Stock Options

LINE Corporation (the “Company”) hereby announces that it resolved at its board of directors meeting held on December 23, 2020 to cancel the issuance of share acquisition rights to employees of the Company and employees of its subsidiaries (the “28th Stock Options”). The issuance of the 28th Stock Options was originally resolved at its board of directors meeting on July 29, 2020. Please refer to the press release entitled “LINE Corporation Issues Stock Option” published on July 29, 2020 for the details of the 28th Stock Options.

1.	Reasons for the Cancellation

Given the Company’s planned business integration with Z Holdings Corporation (President and Representative Director: Kentaro Kawabe) (“ZHD”) under the spirit of equality and the ensuing share consolidation, the Company determined that it is no longer appropriate to maintain the 28th Stock Options that were to be allotted after the effective date of the share consolidation.

2.	Summary of the Stock Options to be Cancelled

(1)	The date of the resolution by the board of directors

July 29, 2020

(2)	Name of stock options

The LINE Corporation 28th Stock Options

(3)	Total number of stock options

50,328 units

The above number is the number scheduled to be allotted. If the total number of stock options to be allotted is decreased, such as in the case where no stock option has been subscribed for, the total number of stock options to be allotted shall be the total number of stock options to be issued.

(4)	Class and number of shares covered by stock options

The class of shares covered by the stock options shall be shares of common stock of the Company, and the number of shares covered by each stock option (the “Number of Granted Shares”) shall be one hundred (100) shares.

However, the Number of Granted Shares shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

Number of granted shares after adjustment	=	Number of granted shares before adjustment	×	Share split or share consolidation ratio

The Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

When adjusting the Number of Granted Shares, the Company shall notify each holder of stock options set forth in the stock options register (each a “Stock Option Holder”) or give public notice of necessary matters by the date immediately preceding the application date of the Number of Granted Shares after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.

(5)	People who are to be allotted stock options, the number thereof, and the number of stock options to be allotted

Allottee	Number	Number of Stock Options
Employee of the Company	(TBD)	(TBD)
Employees of the subsidiaries	(TBD)	(TBD)
Total	(TBD)	50,328

(6)	Originally planned allotment date for stock options

April 28, 2021

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